UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 13G
Under the Securities Exchange Act of 1934
E-commerce China Dangdang Inc.

(Name of Issuer)
Common Shares

(Title of Class of Securities)
26833A105

(CUSIP Number)
December 31, 2010

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☑	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 8 Pages

CUSIP No.	26833A105

1	NAMES OF REPORTING PERSONS Guoqing Li

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

	5	SOLE VOTING POWER

NUMBER OF		126,132,430[1]

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		126,132,430[2]

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

126,132,430[3]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

54.7%[4]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
1 Consists of 7,255,770 Class A common shares issuable upon exercise of options within 60 days of December 31, 2010, 21,876,660 Class B common shares held by Kewen Holding Co. Limited and 97,000,000 Class B common shares held by Science & Culture International Limited. Mr. Li is the sole director and beneficial owner of Kewen Holding Co. Limited, which holds 60% of the shares in Science & Culture International Limited. Each Class B common share is convertible at the option of the holder into one Class A common share. The rights of the holders of Class A common shares and Class B common shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B common shares is entitled to ten votes per share, whereas each Class A common share is entitled to one vote per share.
2 See footnote 1.
3 See footnote 1.
4 Based on 230,665,770 total Class A common shares, being the sum of 104,533,340 outstanding Class A common shares as of December 31, 2010, 118,876,660 Class B common shares beneficially owned by Mr. Li (including 21,876,660 Class B common shares held by Kewen Holding Co. Limited and 97,000,000 Class B common shares held by Science & Culture International Limited), and 7,255,770 Class A common shares issuable upon exercise of options within 60 days of December 31, 2010, assuming conversion of all such reporting person’s Class B common shares into Class A common shares.

Page 2 of 8 Pages

CUSIP No.	26833A105

1	NAMES OF REPORTING PERSONS Kewen Holding Co. Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		21,876,660[5]

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		21,876,660[6]

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,876,660[7]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

17.3%[8]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
5 Represents 21,876,660 Class B common shares held by Kewen Holding Co. Limited. Each Class B common share is convertible at the option of the holder into one Class A common share. The rights of the holders of Class A common shares and Class B common shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B common shares is entitled to ten votes per share, whereas each Class A common share is entitled to one vote per share.
6 See footnote 5.
7 See footnote 5.
8 Based on 126,410,000 total Class A common shares, being the sum of 104,533,340 outstanding Class A common shares as of December 31, 2010 and 21,876,660 Class B common shares held by Kewen Holding Co. Limited, assuming conversion of all such reporting person’s Class B common shares into Class A common shares.

Page 3 of 8 Pages

CUSIP No.	26833A105

1	NAMES OF REPORTING PERSONS Science and Culture International Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		97,000,000[9]

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		97,000,000[10]

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

97,000,000[11]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

48.1%[12]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
9 Represents 97,000,000 Class B common shares held by Science and Culture International Limited. Each Class B common share is convertible at the option of the holder into one Class A common share. The rights of the holders of Class A common shares and Class B common shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B common shares is entitled to ten votes per share, whereas each Class A common share is entitled to one vote per share.
10 See footnote 9.
11 See footnote 9.
12 Based on 201,533,340 total Class A common shares, being the sum of 104,533,340 outstanding Class A common shares as of December 31, 2010 and 97,000,000 Class B common shares held by Science & Culture International Limited, assuming conversion of all such reporting person’s Class B common shares into Class A common shares.

Page 4 of 8 Pages

Item 1(a).	Name of Issuer:

E-commerce China Dangdang Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

4/F, Tower C, The 5th Square, No.7 Chaoyangmen North Avenue, Dongcheng District, Beijing 100010, People’s Republic of China

Item 2(a).	Name of Person Filing:

Guoqing Li
Kewen Holding Co. Limited
Science & Culture International Limited

Item 2(b).	Address of Principal Business Office or, if None, Residence:

For all reporting persons:
c/o 4/F, Tower C, The 5th Square, No.7 Chaoyangmen North Avenue, Dongcheng District, Beijing 100010, People’s Republic of China

Item 2(c)	Citizenship:

Guoqing Li: People’s Republic of China

Kewen Holding Co. Limited: British Virgin Islands

Science & Culture International Limited: British Virgin Islands

Item 2(d).	Title of Class of Securities:

Common shares

Item 2(e).	CUSIP Number:

26833A105

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable

Item 4.	Ownership:

For all reporting persons, see Row (5) through (11).

Mr. Li and Ms. Peggy Yu Yu are husband and wife. Ms. Yu beneficially owned 18,405,840 common shares of the issuer as of December 31, 2010, including 3,135,840 Class A common shares and 15,270,000 Class B common shares.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Controlling Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

Page 5 of 8 Pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. In addition, by signing below, the undersigned agrees that this Schedule 13G may be filed jointly on behalf of each of the Reporting Persons.
     Dated: February 1, 2011

/S/ Guoqing Li
Guoqing Li

Kewen Holding Co. Limited
By:	/S/ Guoqing Li
Name:	Guoqing Li
Title:	Director

Science & Culture International Limited
By:	/S/ Guoqing Li
Name:	Guoqing Li
Title:	Director

Page 6 of 8 Pages

LIST OF EXHIBITS

Exhibit
No.	Description
A	Joint Filing Agreement

Page 7 of 8 Pages

Exhibit 99A
EXHIBIT A
Joint Filing Agreement
In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the shares of E-commerce China Dangdang Inc., a Cayman Islands company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which, taken together, shall constitute one and the same instrument.
Dated: February 1, 2011

/s/ Guoqing Li
Guoqing Li

Kewen Holding Co. Limited
By:	/s/ Guoqing Li
Name:	Guoqing Li
Title:	Director

Science & Culture International Limited
By:	/s/ Guoqing Li
Name:	Guoqing Li
Title:	Director

Page 8 of 8 Pages